UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Integrated Electrical Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45811E 30 1

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,099,291

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,099,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,099,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,437,891

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,437,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,437,891

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,128,637

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,128,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,128,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,128,637

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,128,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,128,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,637,092

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,637,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,637,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,637,092

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,637,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,637,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,350,873

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,350,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 338,600

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 338,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,916

	8.	Shared Voting Power 8,554,493

	9.	Sole Dispositive Power 7,916

	10.	Shared Dispositive Power 8,554,493

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,562,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the “Original 13D”), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008 and November 10, 2008 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the common stock, par value of $.01 per share (the “Common Stock”), of Integrated Electrical Services, Inc. (the “Company”).  The principal executive offices of the Company are located at 1800 West Loop South, Suite 500, Houston, Texas 77027.

Item 2.	Identity and Background

(a)   This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP and T25;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it; and

(ix) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of Mr. Gendell, TCP, TMF, TP, TOF and T25.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA and T25 is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)   The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

None of TCO, TCM, TM or TOA directly owns any shares of Common Stock.  The shares of Common Stock and the Note (as defined below) purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock and the Note (as defined below) for investment purposes and in the ordinary course of business.

The Reporting Persons expect that they may hold and/or dispose of their securities of the Company as a part of their ongoing investment strategy, with any such dispositions expected to be made consistent with the alternatives and timing originally reported in Amendment No. 6 to this Schedule 13D.  Recently, certain of the Reporting Persons determined to form TCP Overseas Master Fund II, L.P. (“TCP 2”) during the fourth quarter of 2009.  It is anticipated that TCP 2 will become the beneficial owner of an as-yet-undetermined portion of the securities of the Company currently held by the Reporting Persons.  To the extent that TCP 2 acquires beneficial ownership of any such securities, TCP 2 may hold and/or dispose of such securities or may purchase additional securities of the Company, at any time and from time to time in the open market or otherwise.

As discussed in this Schedule 13D, the Reporting Persons own approximately 55.6% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.  An affiliate of the Reporting Persons serves on the Board of Directors of the Company.   The disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer
The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 7 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 3,099,291.   Percentage: 20.1%.  The percentages used herein and in the rest of Item 5 are calculated based upon 15,410,000 shares of Common Stock outstanding as of August 6, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 10, 2009.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  3,099,291

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,099,291

(c)  TCP has not engaged in any transactions in Common Stock within the last 60 days.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.    Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  3,437,891.   Percentage:  22.3%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  3,437,891

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,437,891

(c)   TCM has not engaged in any transactions in Common Stock within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

C.    Tontine Capital Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 1,128,637.   Percentage: 7.3%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,128,637

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,128,637

(c)   TMF has not engaged in any transactions in Common Stock within the last 60 days.

(d)   TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

D.     Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: 1,128,637.   Percentage: 7.3%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,128,637

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,128,637

(c)   TCO has not engaged in any transactions in Common Stock within the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

E.     Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 2,637,092.   Percentage: 17.1%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,637,092

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,637,092

(c)   TP has not engaged in any transactions in Common Stock within the last 60 days.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

F.     Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 2,637,092.   Percentage: 17.1%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,637,092

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,637,092

(c)   TM has not engaged in any transactions in Common Stock within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

G.    Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 1,350,873.   Percentage: 8.8%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,350,873

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,350,873

(c)   TOA has not engaged in any transactions in Common Stock within the last 60 days.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)   Not applicable.

H.    Tontine 25 Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 338,600.   Percentage: 2.2%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  338,600

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  338,600

(c)   T25 has not engaged in any transactions in Common Stock within the last 60 days.

(d)   TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

I.      Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 8,562,409.   Percentage: 55.6%.

(b)   1. Sole power to vote or direct vote:  7,916

2. Shared power to vote or direct vote:  8,554,493

3. Sole power to dispose or direct the disposition:  7,916

4. Shared power to dispose or direct the disposition:  8,554,493

(c)   Mr. Gendell has not engaged in any transactions in Common Stock within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

TCP purchased a senior subordinated note of the Company and certain of its subsidiaries (collectively, the “Borrowers”) in the original principal amount of $25,000,000 (the “Note”) on December 12, 2007.  The Note matures on May 15, 2013, and bears interest at a rate of 11% per annum.  TCP purchased the Note pursuant to a Note Purchase Agreement, dated as of December 12, 2007, which contains customary representations and warranties from the Borrowers relating to their authority to issue the Note and their operations.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
1. Note Purchase Agreement between TCP and the Company, dated December 12, 2007 (incorporated by referenced to the Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 12, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2009
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title